

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Mail Stop 3720

December 5, 2008

Mr. Kurt C. Hall
President, Chief Executive Officer
National CineMedia, Inc.
9110 East Nichols Avenue, Suite 200
Centennial, Colorado  80112-3405

> **RE:** **National CineMedia, Inc.**
> **Form 10-K for the year ended December 27, 2007**
> **Filed March 7, 2008**
> **File No. 001-33296**

Dear Mr. Hall:

We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  Please do so within the time frame set forth below.  Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Available Information, page 20

1.      In future filings, please revise your disclosure to reflect our current address, 100 F. Street, N.E., Washington, D.C. 20549.

EBITDA, page 48

2.      In future filings, please disclose that management uses EBITDA in determining levels of executive compensation.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Certain Relationships and Related Party Transactions, page 12

3.      We note you disclose numerous agreements entered into by NCM, Inc. and NCM LLC in 2007.  In addition, we note that you have not filed some of the agreements as exhibits to your Form 10-K for fiscal year ended December 27, 2007.  In future filings, please file such agreements as exhibits or confirm in your response letter that you consider them ordinary course agreements pursuant to Regulation S-K Item 601(b)(10).

Summary of the Performance Plan, page 29

Limitation on Discretion, page 30

4.      In future filings, please explain the subjective criteria used with respect to each executive in decisions to reduce the amounts of potential performance bonus awards.  Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Elements of Compensation, page 40

Base Salary, page 41

5.      We note on page 41 under "Base Salary", you state that "we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable advertising, sales and digital technology companies, in line with our compensation philosophy."  In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.  In addition, please discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

Compensation Decisions for 2008, page 48

6.      We note your disclosure that the Compensation Committee "retained and will direct a nationally recognized consulting firm to provide independent advice and recommendations to the committee regarding executive compensation."  With respect to the engagement of the outside consulting firm, please in future filings provide the full disclosure set forth Item 407(e)(3)(iii) of Regulation S-K.  This includes the identity of the consulting firm and a discussion of the material elements of the instructions or directions the committee gave to the compensation consultant with respect to the performance of its duties under the engagement.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,


Assistant Director
Larry Spirgel